Exhibit (a)(2)(C)

FOR IMMEDIATE RELEASE
June 3, 2019

Contact:
Teddy Wilson

Teddy.Wilson@edelman.com

+1 (212) 819-4823

Lightstone Value Plus Real Estate Investment Trust, Inc. Announces Extended Expiration Date of Tender Offer

New York, N.Y. – Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “LVPR”) announced today that it has extended the expiration date of its tender offer to purchase up to 500,000 shares of the Company’s common stock, par value $0.01 per share, for cash at a purchase price equal to $7.00 per share, or $3.5 million in the aggregate (the “Offer”) from May 31, 2019 to June 14, 2019, unless extended.

Through May 29, 2019, the Company had received requests to tender approximately 24,000 shares for approximately $0.2 million.

Important Notice:

This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. More information about the Offer (including the terms and conditions thereof) is included in the Offer to Purchase, dated April 19, 2019, the related Letter of Transmittal and other related materials (collectively, the “Offer Materials”), which have been filed as exhibits to the Company’s Tender Offer Statement on Schedule TO, as amended, which has been filed with the Securities and Exchange Commission and can be found on the Securities and Exchange Commission’s website, www.sec.gov, or in the “SEC Filings” section of the Company’s website, www.lightstonecapitalmarkets.com. Questions, requests for assistance and requests for additional copies of the Offer Materials may be directed to Lightstone Investor Services by telephone toll free at 888-808-7348. The Company will promptly furnish to stockholders additional copies of the Offer Materials at the Company’s expense.

About Lightstone Value Plus Real Estate Investment Trust, Inc.:

LVPR is a non-traded REIT sponsored by The Lightstone Group (“Lightstone”). Lightstone, founded by David Lichtenstein, is one of the largest and most diversified privately held real estate companies in the United States. Lightstone is active in 28 states across the country, developing, managing and investing in all sectors of the real estate market, including residential, hospitality, commercial, and retail. With over 178 existing properties, Lightstone's over $6 billion portfolio currently includes over 4.5 million square feet of office, retail and industrial commercial properties, over 15,000 residential units, and 4,300 hotel keys. Lightstone also owns over 12,000 land lots across the country.

Headquartered in New York City, Lightstone continues to grow its development portfolio with approximately $3.5 billion dollars currently under development in the residential and hospitality sectors spread across New York City, Los Angeles, and Miami.

For more information, visit www.lightstonecapitalmarkets.com.